Exhibit 99.1

AGNICO EAGLE ANNOUNCES ELECTION OF DIRECTORS

Toronto (April 29, 2022) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle") today announced that, at the annual and special meeting of shareholders held on April 29, 2022, each of the 12 nominees listed in the management information circular dated March 21, 2022, were elected as directors of Agnico Eagle.

Detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Leona Aglukkaq	321,210,494	2,156,401	323,366,895	99.33%	0.67%
Ammar Al-Joundi	322,087,020	1,279,875	323,366,895	99.60%	0.40%
Sean Boyd	286,047,557	37,319,338	323,366,895	88.46%	11.54%
Martine A. Celej	287,100,262	36,266,633	323,366,895	88.78%	11.22%
Robert J. Gemmell	273,396,372	49,970,524	323,366,895	84.55%	15.45%
Jonathan Gill	314,060,333	9,306,562	323,366,895	97.12%	2.88%
Peter Grosskopf	311,362,240	12,004,655	323,366,895	96.29%	3.71%
Elizabeth Lewis-Gray	314,533,666	8,833,229	323,366,895	97.27%	2.73%
Deborah McCombe	322,826,938	539,957	323,366,895	99.83%	0.17%
Jeffrey Parr	311,508,266	11,858,629	323,366,895	96.33%	3.67%
J. Merfyn Roberts	316,358,848	7,008,047	323,366,895	97.83%	2.17%
Jamie C. Sokalsky	285,284,510	38,082,385	323,366,895	88.22%	11.78%

Biographical information on all directors is available at www.agnicoeagle.com.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.